UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

September 3, 2003
Date of Report (Date of earliest event reported)



ROYAL GOLD, INC.
(Exact name of registrant as specified in its charter)

Delaware	0-5664	84-0835164
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1660 Wynkoop Street, Suite 1000, Denver, CO	80202-1132
(Address of principal executive offices)	(Zip Code)

303-573-1660
(Registrant's telephone number, including area code)

Item 5.   Other Event

On September 3, 2003, the Company issued a news release announcing that Royal Gold appointed a new Treasurer and Chief Accounting Officer. A copy of the news release is attached hereto as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Royal Gold, Inc.
(Registrant)

By: */s/ Karen Gross*
Name: Karen Gross
Title: Vice President & Corporate Secretary

Dated: September 3, 2003

INDEX TO EXHIBITS

Exhibit No.   **Description**

99.1   Press Release dated September 3, 2003, "Royal Gold Appoints New Treasurer and Chief Accounting Officer."

Exhibit 99.1

1660 Wynkoop St., Suite 1000
Denver, Colorado 80202-1132
PHONE: 303 573-1660
FAX: 303 595-9385
EMAIL: royalgold@royalgold.com
www.royalgold.com

NEWSRELEASE

 RoyalGold,Inc

FOR IMMEDIATE RELEASE: **FOR FURTHER INFORMATION CONTACT**:

Stanley Dempsey, Chairman and CEO
Karen Gross, Vice President & Corporate Secretary
(303) 573-1660

ROYAL GOLD APPOINTS NEW TREASURER AND CHIEF ACCOUNTING OFFICER

DENVER, COLORADO. **SEPTEMBER 3**, **2003: ROYAL GOLD, INC. (NASDAQ:RGLD; TSX:RGL)** today announced that John Skadow has resigned as Vice President and Chief Financial Officer of the Company. "Mr. Skadow has been a great asset to our management team and we regret his decision to leave. We wish him well in his future pursuits," said Stanley Dempsey, Chairman and CEO.

Stefan L. Wenger, Controller for the Company, has been elected as Treasurer and Chief Accounting Officer. Prior to joining the Company, Wenger, a CPA, was an Audit and Business Advisory Services Manager for PricewaterhouseCoopers, in Denver. Mr. Wenger has experience in audit and business advisory services to the mining, oil and gas, manufacturing and communications industries. Wenger has a bachelor's degree in business administration from Colorado State University with an emphasis in accounting and a minor in economics. He is a member of the Colorado Society of Certified Public Accountants, the American Institute of Certified Public Accountants and the Colorado Mining Association.

Royal Gold is a precious metals royalty company engaging in the acquisition and management of precious metals royalty interests. Royal Gold is publicly traded on the NASDAQ National Market System, under the symbol "RGLD" and on the Toronto Stock Exchange, under the symbol "RGL." The Company's web page is located at **www.royalgold.com.**

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